

Alexco Announces $7.5 Million
Common Share Public Offering

March 25, 2020 – Alexco Resource Corp. (NYSE AMERICAN: AXU; TSX: AXU) ("Alexco" or the "Company") is pleased to announce that further to its previously announced over-night marketed public offering (the "Offering") of common shares of the Company (the "Common Shares"), it has entered into an underwriting agreement with a syndicate of underwriters co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation, and including Canaccord Genuity Corp. (collectively the "Underwriters") to sell 4,054,500 Common Shares at a price of $1.85 per share (the "Offering Price") for gross proceeds of $7.5 million. The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from and including the closing of the Offering, to purchase up to an additional 608,175 Common Shares ("Option Shares") at the Offering Price. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Company will be $8.6 million.

The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, if any.

The Company intends to use the net proceeds of the Offering for preservation and measured advancement of mine development activity at Keno Hill, exploration and for general working capital purposes.

The Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-227024) (the "Registration Statement"). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of British Columbia, Alberta, Ontario, Saskatchewan and Manitoba and the United States Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC's website at www.sec.gov. Alternatively, the Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) and the United States Prospectus Supplement (together with the related United States Base Shelf Prospectus and the Registration Statement) may be obtained upon request by contacting the Company or Cormark Securities Inc. Royal Bank Plaza, North Tower, Suite 1800, Bay Street, Toronto, Ontario M5J 2J2.

Closing is expected on or about March 27, 2020 and is subject to regulatory approval including that of the Toronto Stock Exchange and NYSE American.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



through successful exploration and is currently advancing a development plan for the District. Alexco is in the final phase of the permitting process and is currently advancing key surface infrastructure while it awaits the final permit to make a positive construction decision.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriters of their option to acquire Option Shares, and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; risks and uncertainties relating to the outbreak of COVID-19 including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.